SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Winglets to Improve GOL’s Aircraft Performance

São Paulo, December 29, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, will equip its new Boeing 737-800 Next Generation aircraft with Blended Winglets to reduce the Company’s fuel costs and significantly improve airplane performance during take-off and landing on short runways.

"In addition to reducing fuel costs, adding this new equipment guarantees that GOL will offer its customers one of the most modern and comfortable fleets in South America with the latest technology,” says David Barioni, Technical Vice President at GOL Linhas Aéreas Inteligentes. The aircraft will be equipped with the Short Field Performance Package, including Blended Winglets, which provides additional capabilities for landing at airports with shorter runways – including Rio de Janeiro’s Santos Dumont (1323 meters) and São Paulo’s Congonhas airport (1940 meters), two of the most important airports in Brazil.

GOL and Aviation Boeing Partners signed a contract in November for the delivery of 60 Blended Winglet Systems. “While a standard 737-800 cannot operate economically into Santos Dumont, GOL’s Performance Enhanced 737-800s will be able to arrive and depart with full payloads,” says Christopher Stafford, Director of Sales and Marketing of Aviation Partners Boeing.

Additional Blended Winglet benefits include reduced engine maintenance costs, quieter and more environmentally friendly operations, and a distinctly high-tech image. As GOL operates its 737NGs at one of the highest utilization rates in the industry, an average of 14 block hours per day, the Company expects the Blended Winglets will save the Company approximately 3% to 4% per aircraft annually in its fuel requirements.

“The GOL brand is synonymous with innovation and value in the Brazilian domestic airline market,” says Aviation Partners Boeing Vice President of Sales, Patrick LaMoria. “Blended Winglet Technology will help GOL keep operating costs low while maximizing flexibility and payload capacity, even out of the more challenging airports in its rapidly growing route system.”

About Aviation Boeing Partners
Aviation Partners Boeing is a joint venture of Aviation Partners, Inc. and The Boeing Company created to develop and market performance enhancing wingtip devices for Boeing aircraft. Their patented Blended Winglets are available for 737 Next Generation aircraft, 737 Classic aircraft as well as the Boeing 757-200. Activities are also underway to develop and certify wingtip devices for the Boeing 717, 767-300ER, and 777-200ER along with the heritage Douglas MD-80 aircraft.

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About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 420 daily flights to 45 major business and travel destinations in Brazil, Argentina, and Bolivia, with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 5511 2125-3200 in other countries.

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir
or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Simone Luciano	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0341 / 0343	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.